Exhibit 99.1

EPWK Holdings Ltd. Announces Receipt of Nasdaq Delisting Notification Letter

XIAMEN, China, Nov. 24, 2025 /PRNewswire/ -- EPWK Holdings Ltd. (Nasdaq: EPWK) (the “Company”), a company that connects businesses with great talents through innovative and efficient cloud-sourcing platforms, today announced that the Company received a letter (the “Notification Letter”) from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market, LLC (“Nasdaq”) on November 20, 2025, notifying the Company that, since the Company has not yet filed its Form 20-F for the fiscal year ended June 30, 2025 (the “Filing”), it no longer complies with Listing Rule 5250(c)(1). As a result, the Staff has determined to delist the Company’s securities from The Nasdaq Stock Market.

Since the Company is already before Nasdaq Hearings Panel (the “Panel”) for its failure to comply with Listing Rule 5250(a)(1), the Company will have seven days, or until November 28, 2025, to request an extended stay request of any further delisting actions, pending a Panel decision or any extension the Panel would grant.

About EPWK Holdings Ltd.

The Company connects businesses with outstanding talent through an innovative and efficient integrated crowdsourcing platform, providing creative transaction services for small and medium-sized enterprises and suppliers. The Company was founded by Guohua Huang, former chief reporter of Fujian Daily Press Group, and conducts its operations through its subsidiaries and contractual arrangements with the variable interest entity in China. For more information, please visit the Company’s website: www.epwk.com

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be closed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

EPWK HOLDINGS LTD.

Investor Relations

Phone: +86 0592-5978725

Email: chenyanjun@epwk.com